

Mail Stop 3233

October 31, 2017

Via E-mail
Frank C. Steininger
Senior Vice President, Chief Financial Officer and Treasurer
Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4980
Houston, TX 77002

> **Re:** **Civeo Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Response Dated October 25, 2017**
> **File No. 001-36246**

Dear Mr. Steininger:

We have reviewed your October 25, 2017 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

Item 8. Financial Statements and Supplementary Data

Note 3. Impairment Charges, page 104

1. We note your response to our prior comment 1. In future filings, please include disclosure similar to the first part of your response discussing asset groups and which properties are included in each. Also, consider revising your disclosure on pages 11-16 to indicate the level of impairment, if any, related to each of the closed properties or asset group including such properties.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 if you have any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities